EXHIBIT 99.1

Charlotte Observer

Levine: Family Dollar jobs will stay in Matthews after acquisition

By Ely Portillo

30 July 2014

Family Dollar chief executive Howard Levine said Wednesday that he expects the company to have a strong presence at its Matthews corporate offices even after rival Dollar Tree completes its acquisition of the retailer.

He acknowledged some corporate jobs could be combined, but he said it’s too soon to know exactly how any changes would play out.

Wednesday was also the first time Levine spoke publicly about the tumultuous road that led to Monday’s $8.5 billion deal with Dollar Tree. Despite weeks of pressure from activist investor Carl Icahn to sell the company, Levine said plans to sell Family Dollar started months earlier. Dollar Tree first approached Family Dollar in March, Levine said.

“The headquarters decision is one aspect of this. From a bigger-picture standpoint, Family Dollar will still be a very important part of this community,” said Levine, speaking Wednesday in his Monroe Road office, where 1,400 Family Dollar corporate employees work. “We have a lot of people here that work for us and feel very good about how this deal enables that consistency.”

Dollar Tree is headquartered in Chesapeake, Va., and its CEO, Bob Sasser, will head the combined company. Levine will stay with the firm, running Family Dollar and reporting to Sasser.

“I’m excited,” Levine said. “I feel a responsibility to our team here to help integrate the two companies.”

Levine left the door open to the possibility that Dollar Tree’s headquarters could eventually relocate to the Charlotte area.

“It’s so early in it. Who knows where the headquarters ends up?” Levine said. “They have a big presence up in Virginia, we have a big presence here, and for the near term at least, or for the foreseeable future, we’ll still have a headquarters here and a presence here.”

He said he’s had “high-level” conversations about the location of a combined headquarters with Dollar Tree’s Sasser, but no specifics.

More than 13,000 stores

Levine said the deal is the best option for Family Dollar shareholders – of which he is the largest, with more than 8 percent of the stock – because it nets them $59.60 a share cash and $14.90 a share in Dollar Tree stock. That adds up to a 22.8 percent premium over the stock’s closing price last week.

Dollar Tree plans to keep the Family Dollar name and many of the company’s 8,200 stores. It will also continue to operate its 5,100 Dollar Tree stores, for a total of more than 13,000 locations and $18 billion in annual sales.

Dollar Tree and Family Dollar have very different business models: Dollar Tree sells everything for $1 and has more stores in the suburbs, while Family Dollar sells goods mostly for $1 to $10 and has stores in urban and rural areas. Dollar Tree also sells more discretionary, or optional items, while Family Dollar focuses on staple items such as food.

Levine said that means there’s plenty of reason to keep both companies’ headquarters, since the companies will be run very differently.

“The merchandising teams, the store operations team, the supporting functions, will remain intact,” Levine said.

The companies will seek to save $300 million annually by merging functions such as logistics, distribution and purchasing. Levine said some job consolidation could occur.

“Technology, finance, all those areas have a chance to come together and try to streamline costs,” Levine said. “Whenever you consolidate two businesses, there’s always going to be some of that... From an overall standpoint, given the two distinct brands, this works out pretty well for our team here since there’s going to be a great need here.”

Levine’s retention agreement with Dollar Tree calls for him to stay and run Family Dollar for a minimum of two years. He could receive $4.9 million in annual salary, bonus and stock awards tied to his performance, according to securities filings.

Spotlight ‘uncomfortable’

During the run-up to Monday’s sale, Levine’s leadership had been questioned for months by Icahn and increasingly vocal analysts as the company’s performance lagged rivals. Family Dollar had been trying to close that performance gap for months, shuffling its executive ranks and announcing plans to close underperforming stores.

Two weeks ago, criticism of Levine climaxed in a proclamation from Icahn on CNBC: “The CEO shouldn’t be the CEO.”

In the wake of the deal, some analysts have been blunt about their opinion that Dollar Tree is a better-run company than Family Dollar.

Levine, 55, acknowledged the spotlight has been “very uncomfortable.”

“If you were in my shoes, it doesn’t make you feel very good,” he said of Icahn’s comments. “I’m still not really going to respond to what he did.”

Levine stressed that the Dollar Tree deal was in the works before Icahn began demanding the company’s sale in June. He said Dollar Tree approached Family Dollar in March, and Family Dollar didn’t hint at any talks even as pressure for a sale mounted.

“Some of the slant has made it feel like Carl drove this,” Levine said of news coverage. “The process our board went through started way before Carl got into the middle.”

Icahn has publicly claimed credit for pushing the deal, which he called “yet another validation of the activist investment philosophy.” Asked whether Icahn ultimately helped speed the deal or interfered in its completion, Levine said, “I have some opinions about that... I’ll keep them to myself, though... Having that noise was a challenge. It was.”

Charlotte roots

Levine’s father, Leon Levine, founded the company in Charlotte in 1959, with a single store on Central Avenue. Family Dollar grew up in Charlotte, and Howard Levine grew up in Family Dollar. He spent time in the stores “testing” toys by playing with them, and mowed the grass at the company’s former Rozzelle’s Ferry Road offices in west Charlotte.

Levine joined the family business after graduating from UNC with a business degree in 1981. He moved up the ranks – until he and his father had a public falling out in 1987. Levine said at the time that he was fired. He went on to start a chain of women’s discount clothing stores in Philadelphia.

But Levine and his father put the falling out behind them. In 1996, Howard Levine returned to the company, and two years later, he was named CEO at age 38.

On his watch, Family Dollar has continued to grow, opening thousands of new stores. But in recent quarters, the discount retailer has struggled to match larger rival Dollar General or overtake smaller, but more profitable, Dollar Tree.

Levine said he’s talked with his father about the deal, and Leon Levine has been “extremely supportive and understanding.”

“We’ve had great conversations, not so much as him being the founder and the CEO, but as my father,” said Levine.

Looking back, Levine said the Dollar Tree deal is the best option for Family Dollar.

“I didn’t necessarily like the way we got there, but we ended up in a good spot,” he said.